UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


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                                 Amendment No. 2
                                       to
                                   APPLICATION
                                      UNDER
                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

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         Consolidated Papers, Inc.               Stora Enso Acquisition, Inc.
         510 High Street                         Two Landmark Square, 3rd Floor
         Wisconsin Rapids, WI  54495-8050        Stamford, CT 06901-2792

               (Name of company filing this statement and address
                         of principal executive offices)

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                                      None
                     (Name of top registered holding company
                     parent of each applicant or declarant)

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                                 Carl H. Wartman
                            Consolidated Papers, Inc.
                          Secretary and General Counsel
                                 510 High Street
                                  P.O. Box 8050
                         Wisconsin Rapids, WI 54495-8050

                     (Name and address of agent for service)

--------------------------------------------------------------------------------
                 The Commission is also requested to send copies
            of any communications in connection with this matter to:

    Sara D. Schotland                           Michael S. Nolan
    Cleary, Gottlieb, Steen & Hamilton          Foley & Lardner
    2000 Pennsylvania Avenue, N.W.              777 East Wisconsin Avenue
    Washington, D.C.  20006-1801                Milwaukee, WI  53202-5367

    (Counsel for Stora Enso                    (Counsel for Consolidated Papers,
    Acquisition, Inc.)                         Inc.)

              APPLICATION FOR EXEMPTION FROM THE PROVISIONS OF THE
             PUBLIC UTILITY HOLDING COMPANY ACT OF 1935 PURSUANT TO
                                 SECTION 3(a)(3)


                  Consolidated Papers, Inc., a Wisconsin corporation ("Consolidated Papers"), and Stora Enso Acquisition, Inc., a Wisconsin corporation (the "Surviving Corporation" following the transaction described below and, together with Consolidated Papers, the "Applicants"), hereby apply for an order declaring them and their respective subsidiary companies as such to be exempt from the provisions of the Public Utility Holding Company Act of 1935, as amended (the "1935 Act" or the "Act"), other than Section 9(a)(2), pursuant to Section 3(a)(3), upon completion of the transaction described below. Stora Enso Oyj ("Stora Enso"), a Finnish corporation and the parent of the Surviving Corporation, will rely on the exemption provided by Rule 10 under the Act.

DESCRIPTION OF THE ACQUISITION
------------------------------

                  Pursuant to an Agreement and Plan of Merger, dated February 22, 2000 (the "Merger Agreement"), by and among Consolidated Papers, Stora Enso and the Surviving Corporation, Stora Enso will acquire Consolidated Papers, through a merger of Consolidated Papers with and into the Surviving Corporation, for aggregate consideration of approximately $4.8 billion, including assumed net debt of approximately $0.9 billion (the "Acquisition").

                  A.       Description of the Parties to the Acquisition
                           ---------------------------------------------

                  1.       Stora Enso
                           ----------

                  Stora Enso is one of the world's leading forest industry companies. Stora Enso was formed through the combination of Finland's Enso Oyj and Sweden's Stora Kopparbergs Bergslags Aktiebolag (publ) at the end of 1998. To date this combination has been extremely successful, with synergies more than double targeted levels. Stora Enso is an integrated forest products group that manufactures magazine paper, newsprint, fine paper and packaging boards, supported by 2.1 million hectares of productive forestland. Stora Enso holds strong global positions in all of the aforementioned product areas. Stora Enso employs approximately 40,000 people and maintains operations in Europe, Asia and North America. Additionally, Stora Enso has sales and marketing organizations throughout the world.

                  Stora Enso is engaged in the ownership and/or operation of electric utility assets in connection with its primary forest industry business, both directly and through various foreign subsidiaries (the "Foreign Subs"). Stora Enso and its subsidiaries have no electricity generation, transmission or distribution operations, or any other electricity operations, in the United States. Stora Enso's current activities in the United States, including the activities of its subsidiary Stora Enso North America Corporation, relate solely to the marketing and sale of paper and board products.

                  Stora Enso is, and will remain, an electric utility company within the meaning of the Act because it directly owns and/or operates generation facilities located at mill sites, as well as the Huruskoski hydroelectric plant, all in Finland.1 Stora Enso has filed a Form U-57 qualifying the Foreign Subs as exempt "foreign utility companies" or "FUCOs" within the meaning of Section 33 of the Act. Accordingly, Stora Enso is currently a public utility company but not a holding company or an affiliate of any public utility company.

__________________
1 Stora Enso recently sold the major part of the power assets outside Stora Enso's mills in Sweden and Finland to an unrelated third party. The assets sold included a total of 1,511 megawatts ("MW") of electricity generation capacity, of which 1,096 MW is hydro power, 301 MW is nuclear power and the remaining 114 MW is oil and coal power. The transaction also involved the transfer of regional distribution networks and power sales contracts in Sweden.

                  2.       Consolidated Papers
                           -------------------

                  Consolidated Papers, which is headquartered in Wisconsin Rapids, Wisconsin, is North America's largest producer of coated paper and supercalendered printing papers, as well as the leading manufacturer of specialty papers. Consolidated Papers employs about 6,800 people and operates manufacturing facilities in Biron, Kimberly, Niagara, Stevens Point, Whiting and Wisconsin Rapids, Wisconsin, as well as in Duluth, Minnesota. Consolidated Papers owns and manages nearly 700,000 acres of forestland in the States of Wisconsin, Michigan, and Minnesota and in Ontario, Canada. Consolidated Papers, which is currently exempt from registration under Section 3(a)(1) of the Act, is a holding company by reason of its ownership of Consolidated Water Power Company ("CWPCo").

                  The properties of CWPCo are used primarily for the generation and local distribution of electric energy sold to Consolidated Papers and consumed at Consolidated Papers' plants. In addition, they are used for the generation and local transmission and distribution of electric energy as follows:

                  a. Distributed by it at retail directly to approximately one thousand residential, commercial, industrial, and rural consumers in the City of Wisconsin Rapids, Village of Biron, and Town of Grand Rapids, Wood County, Wisconsin, and the Towns of Plover and Grant, Portage County, Wisconsin.

                  b. Infrequent sales of excess power to Wisconsin Public Service Corporation under a service agreement pursuant to WPSC's W3 FERC tariff.

In addition, CWPCo has powerhouses and dams for the generation of electric energy at the Cities of Wisconsin Rapids and Stevens Point, Wisconsin; Villages of Biron and Whiting, Wisconsin;

and Town of Eau Pleine, Portage County, Wisconsin. It has electric distribution lines connecting its system with the plants of Consolidated Papers and the electric transmission system of WPSC. CWPCo also owns an electric transmission line connecting it to the hydroelectric facilities of Wisconsin River Power Company ("RiverCo") and the electric transmission system of Wisconsin Power and Light Company. CWPCo owns all necessary land and flowage rights in connection with said dams and necessary for the operation of its hydroelectric plants.

                  None of the properties of CWPCo used for the generation, transmission, or distribution of electric energy for sale is located outside of the Counties of Wood, Portage, Marathon, and Adams, Wisconsin. No electric energy is sold or delivered by it outside of the State of Wisconsin. Occasionally, electric energy is received by it at the borders of the State of Wisconsin.
                  Through CWPCo, Consolidated Papers owns a 33.8% interest in RiverCo. On August 25, 2000, Consolidated Papers issued a press release announcing that CWPCo was selling its RiverCo interest to Wisconsin Public Service Corporation. Pending completion of the sale, CWPCo has undertaken not to vote its shares in RiverCo. Accordingly, Consolidated Papers is an affiliate of only one public utility company, that is, CWPCo.2

                  3.       The Surviving Corporation
                           -------------------------
__________________
2 Under Section 9(a)(2), SEC approval must be obtained with respect to the acquisition of any security of any public utility company by "any person" who is, or will by virtue of an acquisition, become an affiliate within the meaning of Section 2(a)(11)(A) of two or more public utility companies. Section 2(a)(11)(A) defines an "affiliate" of a specified company as "any person that directly or indirectly owns, controls, or holds with power to vote, five per centum or more of the outstanding voting securities of such specified company." In the instant matter, Stora Enso will become an affiliate of only one utility, CWPCo.2 Accordingly, Section 9(a)(2) by its terms does not apply. Accord Registered Public-Utility Holding Companies and Internationalization, Holding Co. Act Release No. 27110 (Dec. 14, 1999) ("An entity that has no public utility affiliate may acquire the securities of a single utility without the need to seek or obtain our prior authorization. This acquisition, which is known as a 'first bite,' would not be subject to Section 9(a)(2).").

                  The Surviving Corporation is a newly formed wholly owned subsidiary of Stora Enso with no operating history. Upon consummation of the Acquisition, the Surviving Corporation will, as a matter of law, assume possession of all the assets and liabilities of Consolidated Papers.

                  B.       The Acquisition
                           ---------------

                  The Acquisition will provide the opportunity to maximize returns on investment for the shareholders of Consolidated Papers and Stora Enso and an excellent match between the two companies given Consolidated Papers' strengths in Stora Enso's core product areas. The combined enterprise will be the second largest producer of paper and board by capacity worldwide, with total 1999 sales of approximately $13.2 billion3 and total paper capacity of 15,000,000 metric tons.

                  Under the terms of the Merger Agreement, Consolidated Papers will merge with and into the Surviving Corporation and all of the issued and outstanding shares of common stock of Consolidated Papers will be converted, at the election of the holder, into cash or Stora Enso ADSs (American Depositary Shares representing an interest in underlying Series R shares of Stora Enso to facilitate trading in the United States), or a combination of cash and ADSs, with a value of $44.00 per Consolidated Papers share. Each ADS will represent one Series R share of Stora Enso. Consolidated Papers shareholders' elections of cash or ADSs will be pro-rated, to


__________________
3   See table entitled  "CWPCo  Contributions to Consolidated  Papers" below and table entitled "CWPCo Contributions to Stora Enso/Consolidated Papers Combined Company" in footnote 6.

the extent necessary, so as to maintain a 50% cash and 50% ADS aggregate consideration mix.4 The transaction has been unanimously approved by the boards of directors of both companies. Assuming 140 million Stora Enso Series R shares are issued, Consolidated Papers shareholders would receive approximately a 15.5% economic interest and 5.0% of the vote in Stora Enso.

                  The ADSs are registered with the SEC and will be listed on the New York Stock Exchange, Inc. ("NYSE"). The ADSs were approved for listing on NYSE on August 25, 2000. The Acquisition is expected to result in the establishment of a liquid market for the Stora Enso ADSs with an estimated initial float of approximately $2 billion. The Applicants currently expect the transaction to close on or about August 31, 2000.

                  The Surviving Corporation will survive the transaction as a direct first-tier Wisconsin subsidiary of Stora Enso under a new name "Stora Enso Consolidated Papers, Inc." Consolidated Papers' existing subsidiaries will maintain their current status as direct or indirect subsidiaries, as the case may be, of the Surviving Corporation. The Surviving Corporation will remain a Wisconsin corporation with its principal executive offices in Wisconsin Rapids, Wisconsin. Stora Enso will remain a Finnish corporation. The Merger Agreement provides that the current officers of Consolidated Papers will remain the officers of the Surviving Corporation and that George W. Mead, the current chairman of Consolidated Papers, will, subject to the approval of Stora Enso's shareholders, join the board of directors of Stora Enso upon completion of the transaction.

__________________
4 The exchange ratio for Consolidated Papers shares converted into ADSs will be between 2.678 and 3.621 ADSs per Consolidated Papers share, based on the average trading value of Stora Enso Series R shares over a period just prior to the closing, as necessary to provide $44.00 in value per share. However, the exchange ratio will be fixed at 2.678 ADSs for each Consolidated Papers share if Stora Enso Series R shares are then trading at an average EUR trading price higher than a $16.43 equivalent and will be fixed at 3.621 ADSs if the Series R shares are then trading at an average below a $12.15 equivalent.

                  Consummation of the transaction is subject to approval by the shareholders of both companies. The Acquisition is subject to the approval by the holders of at least two-thirds of the outstanding Consolidated Papers common stock and the issuance of ADSs in the Acquisition is subject to approval by the holders of two-thirds by number and voting power of the Stora Enso Series A shares and the Stora Enso Series R shares present and voting as a single class at a meeting called for the purpose of voting on such matter. The Stora Enso and Consolidated Papers shareholders have approved the Acquisition and related matters.

                  The Acquisition also has been subject to certain regulatory approvals. An application for approval was filed with the Federal Energy Regulatory Commission ("FERC") on March 23, 2000 and FERC granted approval on June 15, 2000. See Exhibits D-1 and D-2. The Acquisition does not require the approval of the Public Service Commission of Wisconsin ("PSCW"), as Consolidated Papers is exempt from the Wisconsin Public Utilities Holding Company Act ("WPUHCA"). A petition for a declaratory ruling confirming that no such approvals are required and that the Surviving Corporation will remain exempt from WPUHCA was filed with PSCW on March 22, 2000. See Exhibit D-3. At its meeting held on July 20, 2000, PSCW granted the requested ruling. See Exhibit D-4. The Acquisition was notified to the antitrust authorities pursuant to the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the "HSR Act") and to the provisions of similar antitrust or competition laws in other jurisdictions where the companies operate. Early termination of the HSR Act waiting period was granted on April 24, 2000.

                  For the reasons set forth herein, Consolidated Papers and the Surviving Corporation qualify for an exemption from registration under Section 3(a)(3) of the Act.

APPLICABLE STATUTORY PROVISIONS
-------------------------------

                  SECTION 3(a)(3)

                  Section 3(a)(3) provides for exemption where a company is:

                  only incidentally a holding company, being primarily engaged or interested in one or more businesses other than the business of a public utility company and (A) not deriving, directly or indirectly, any material part of its income from any one or more subsidiary companies, the principal business of which is that of a public utility company, or (B) deriving a material part of its income from any one or more such subsidiary companies, if substantially all the outstanding securities of such companies are owned, directly or indirectly, by such holding company.

Consolidated Papers and the Surviving Corporation qualify for an order of exemption under Section 3(a)(3) because each of them primarily engages in a business other than that of a public utility company, and (i) does not receive a material part of its income from its small nonexempt utility subsidiary operations (Section 3(a)(3)(A)) or (ii) owns all outstanding securities of CWPCo (Section 3(a)(3)(B)).

         1.       CWPCo's  Operations Are  Functionally  Related to Consolidated
                  --------------------------------------------------------------
                  Papers'  Primary   Nonutility  Business  and,  Following   the
                  --------------------------------------------------------------
                  Acquisition,  Will  be  Functionally  Related to the Surviving
                  --------------------------------------------------------------
                  Corporation's Primary Nonutility Business.
                  ------------------------------------------

                  The Surviving Corporation will succeed to Consolidated Papers'
existing paper business and the utility operations of CWPCo will serve the nonutility operations of the Surviving Corporation in the same way that they currently serve those of Consolidated Papers. Thus, Consolidated Papers satisfies and the Surviving Corporation will satisfy the reverse functionality test of Section 3(a)(3). In particular, paper companies have very frequently qualified for Section 3(a)(3) exemptions. E.g., James River Corp., Holding Co. Act Release No. 22608 (August 19, 1982) (granting Section 3(a)(3) exemption with respect to a wholly-owned power  subsidiary  that  supplied  most of its  power  to the  parent  company);
Hammermill Paper Co., Holding Co. Act Release No. 19474 (April 9, 1976) (granting Section 3(a)(3) exemption with respect to a wholly-owned power subsidiary that supplied 97% of its power output to the parent paper company); St. Regis Paper Co., Holding Co. Act Release No. 19255 (November 20, 1975) (granting Section 3(a)(3) exemption to a paper manufacturer with respect to a wholly-owned power subsidiary that supplied 78% of its power output to the parent paper company); Gilman Paper Co., Holding Co. Act Release No. 11534 (October 8, 1952) (granting Section 3(a)(3) exemption with respect to a wholly-owned power subsidiary that supplied most of its power to the parent paper company); Nekoosa Paper Co., Holding Co. Act Release No. 2389 (November 22, 1940) (granting Section 3(a)(3) exemption with respect to a wholly-owned power subsidiary that purchased power not used by the parent paper company and supplied it to the local residents).

                  At present, CWPCo's total annual sales of electricity are about 1.4 TWh, of which 99% is sold to Consolidated Papers. CWPCo generates 10-15% of its electricity supply annually, and purchases the remaining amount from the wholesale market.

         2.       The Surviving  Corporation Will Not Derive  a Material Part of
                  --------------------------------------------------------------
                  Its Income from CWPCo.
                  ----------------------

                  CWPCo will be small in both a relative and absolute sense. In AES Corporation, Holding Co. Act Release No. 27063 (Aug. 20,1999), the SEC observed that the same materiality test is applied under Sections 3(a)(3) and 3(a)(5), i.e., the holding company may derive no material part of its income from electric utility subsidiaries. In granting AES's request for exemption under Section 3(a)(5), the SEC found that the utility operations that AES was acquiring (CILCO) were small both in a relative sense (not material to AES) and in an absolute sense. The SEC first examined whether CILCO was small in a relative sense. The SEC found that in 1998 CILCO had operating revenues of $532.3 million and net income of $41 million versus AES's operating revenues of $2.4 billion and net income of $311 million. AES, Rel. No. 35-27063 (Aug. 20, 1999). The SEC found that on a pro forma basis CILCO, the utility subsidiary of CILCORP, would have contributed 10.35% to AES's total operating revenues. Id.

                  In this matter, on a pro forma basis using 1999 numbers, CWPCo would represent only 2.13% of the Surviving Corporation's total revenues (and only 0.30% of Stora Enso's total revenues). CWPCo's sales analysis for the year ended December 31, 1999 reports $39.2 million in total revenue, and $0.7 million in net operating revenue. In contrast, for the year ended December 31, 1999, Consolidated Papers (and hence, the Surviving Corporation) had total revenues of approximately $1.8 billion, after intercompany eliminations, and its net operating revenues were approximately $164 million. CWPCo's net income of $1.7 million compares to Consolidated Papers' net income of $110.1 million.5

                  In AES, the SEC assessed the contribution of CILCO (the utility subsidiary of CILCORP) to the gross revenues, net operating revenues, net income and net assets of a pro forma combined AES/CILCORP consolidated holding company. According to table 1 of the SEC's decision, on a pro forma consolidated basis, CILCO contributed 12.81% of 1998 gross revenues; 10.35% of 1998 net operating revenues; 12.54% of 1998 net income and 7.78% of 1998 net assets.

                  In Gaz Metropolitain, Holding Co. Act Release No. 26170 (Nov. 23, 1994), a Canadian company received an exemption under Section 3(a)(5) in connection with its indirect


__________________
5   The combined Stora Enso/Consolidated  Papers  enterprise would have had 1999 sales  revenues of  approximately  $13.2  billion on a pro forma basis.

acquisition of a Vermont gas utility. The Vermont gas utility's revenues of $38 million, net income of $2.8 million and customer base (24,600 customers) were relatively small and represented 4.2% of the acquirer's consolidated revenues and 3.1% of consolidated net income. By comparison, CWPCo contributes only 2.13% of 1999 gross revenues, 0.43% of 1999 net operating revenues, 2.12% of 1999 net income and 0.93% of 1999 net assets to Consolidated Papers.6 The counterpart figures for CWPCo and Consolidated Papers for the past three years are as follows:

__________________
6 CWPCo would have represented 0.30% of 1999 gross revenues, 0.04% of 1999 net operating revenues, 0.16% of 1999 net income and 0.16% of 1999 net assets of Stora Enso on a pro forma consolidated basis. The counterpart figures for CWPCo and the combined Stora Enso/Consolidated Papers enterprise would have been as follows for the past three years:

     CWPCO CONTRIBUTIONS TO STORA ENSO/CONSOLIDATED PAPERS COMBINED COMPANY
                                      ($MM)

                                CWPCO         STORA     PRO FORMA     CWPCO AS %
                                            ENSO OYJ     COMBINED   OF PRO FORMA
                                                                       COMBINED
     TOTAL SALES         1997    $37.1      $10,650.9    $12,330.4        0.30%
     REVENUES            1998     38.4       11,174.5     13,163.9        0.29%
                         1999     39.2       11,330.2     13,169.0        0.30%

     NET OPERATING       1997     $1.0         $875.8     $1,185.3        0.08%
     REVENUES            1998      1.9          765.5      1,003.5        0.19
                         1999      0.7        1,510.7      1,674.5        0.04

     NET INCOME BEFORE   1997     $1.5         $677.5       $867.9        0.17%
     TAXES               1998      2.4          361.6        539.8        0.44
                         1999      1.7        1,226.7      1,336.4        0.13

      NET INCOME         1997     $1.0         $435.7       $553.7        0.18%
                         1998      2.0          203.5        305.9        0.65
                         1999      1.4          801.6        867.7        0.16

      NET ASSETS         1999    $30.4      $16,569.7    $19,917.2        0.15%
                         1998     32.5       16,419.6     20,047.0        0.16


The calculations in this table are based on the assumption that Euro/Dollar exchange rate of 1:1.0653 (an average noon buying rate for the year ended December 31, 1999, as reported in the Federal Reserve Statistical Release No. G5A (405, January 3, 2000)) is applicable to all the periods reflected in the table. Stora Enso's financial information presented in the table has been calculated in accordance with International Accounting Standards ("IAS"). Stora

                   CWPCO CONTRIBUTIONS TO CONSOLIDATED PAPERS
                                      ($MM)

                                                                      CWPCO AS
                                              CONSOLIDATED PAPERS    % OF TOTAL
                                                 (EXCL. CWPCO)      CONSOLIDATED
                                     CWPCO                            PAPERS

          TOTAL SALES       1997     $37.1          $1,642.4           2.21%
           REVENUES         1998      38.4           1,951.0           1.93
                            1999      39.2           1,799.6           2.13

         NET OPERATING      1997      $1.0            $208.5           0.48%
           REVENUES         1998       1.9             236.1           0.80%
                            1999       0.7             163.1           0.43%



          NET INCOME        1997      $1.5            $188.9           0.79%
         BEFORE TAXES       1998       2.4             175.8            1.35
                            1999       1.7             108.4            1.54

          NET INCOME        1997      $1.0            $117.0            0.85%
                            1998       2.0             100.4            1.95
                            1999       1.4              64.7            2.12

          NET ASSETS        1997     $30.4          $3,317.1           0.91%
                            1998      32.5           3,594.9           0.90
                            1999      32.8           3,493.4           0.93


                  In AES, the SEC assessed whether CILCO was small in an absolute sense by considering what proportion CILCO represented of Illinois's electricity revenues and of that State's electricity customers. CILCO represented only 2.8% of the State's electric utility revenues and 3.4% of State customers. Like CILCO, CWPCo is a minute factor in the State of Wisconsin: CWPCo represents only 1.1% of Wisconsin's electricity revenues and less than 1%



--------------------------------------------------------------------------------
Enso's 1999 financial statements were reconciled to U.S. GAAP in connection with the registration of Stora Enso's ADSs and are included in the Definitive Proxy Statement/Prospectus. See Exhibit C-1. If the Stora Enso figures in this table were calculated in accordance with U.S. GAAP, some of the numbers and percentages would be different. Even after giving effect to the reconciliation with U.S. GAAP, CWPCo's contribution to the pro forma combined entity does not exceed 1% in any category for 1999.

of its customers.7 CILCO represented only 0.9% of its region's revenues, while CWPCo represents less than 0.29% of the Mid-American Interconnected Network ("MAIN") region's revenues. Unlike CILCO, which was a relatively significant gas utility, CWPCo does not engage in the gas utility business. Thus, both from the perspective of relative size/materiality and from the perspective of absolute size, CWPCo satisfies the Section 3(a)(3) requirement that revenues derived from U.S. utility subsidiary interests are not material in relative or absolute terms.

                  Viewed in light of the AES and Gaz Metropolitain precedents, Consolidated Papers and Stora Enso represent an a fortiori case. CWPCo is a smaller utility both in an absolute sense (amount of sales and number of customers) and in a relative sense (relative to Consolidated Papers and/or Stora
Enso) than the utility interests at issue in AES and Gaz Metropolitan. Compare Cities Service Co. 8 SEC 318 (1940) (Section 3(a)(3) exemption unavailable where utility operations accounted for 47.3% of holding company assets and 32.6% of revenues).

         2.       Consolidated Papers Owns and the Surviving Corporation Will
                  -----------------------------------------------------------
                  Own Substantially  All of the Outstanding Securities of CWPCo.
                  --------------------------------------------------------------

                  Section 3(a)(3)(B) of the Act provides an exemption in cases where an "incidental" holding company owns "substantially all outstanding securities" of a public utility, regardless of whether such holding company derives a material part of its income from its public utility subsidiary. Consolidated Papers owns and the Surviving Corporation will own substantially all of the outstanding securities of CWPCo. Thus, even though CWPCo is small in

__________________


7 CWPCo's 1998 electric revenue was $38,215,340, compared to Wisconsin's statewide retail electric revenues of $3,375,961,000. In 1998, CWPCo served 1,035 of Wisconsin's 2,536,715 retail electric consumers. Wisconsin figures are taken from ftp://ftp.eia.doe.gov/pub/pdf/electricity/054098.pdf, at page 217.
           ----------------------------------------------------
the absolute, as well as the relative sense, it independently satisifies the requirements of Section 3(a)(3)(B).

         3.       Exemption   of  Consolidated  Papers  and   of  the  Surviving
                  --------------------------------------------------------------
                  Corporation  Satisfies  the "Public Interest"  Test of Section
                  --------------------------------------------------------------
                  3(a).
                  -----

                  Under the  "unless  and except"  clause of Section  3(a),  the
Commission  has the  authority  to deny a request  for  exemption  if it were to determine that granting the exemption would be "detrimental to the public interest or to the interest of investors or consumers." The Surviving Corporation will succeed to the rights, duties and obligations of Consolidated Papers, which is already exempt under one of the paragraphs of Section 3(a). Moreover, no public interest concerns are presented with respect to the
Surviving Corporation. First, the Acquisition preserves what is already an economical and efficient operation. Second, Stora Enso's acquisition of Consolidated Papers will foster economic efficiency. Apart from substantial synergies expected for the paper business, the transaction will offer a modest benefit to Consolidated Papers' small U.S. utility operations. In the event that additional capital is needed for expansion, Stora Enso by virtue of its extensive financial resources will enhance Consolidated Papers' borrowing capability.8

                  At the same time, Stora Enso's acquisition of Consolidated Papers (i) will not diminish CWPCo's ability to provide adequate, reliable, efficient, and safe utility service; (ii) will not impair the ability of CWPCo to raise necessary capital on reasonable terms or to maintain a reasonable capital structure; (iii) will not undermine the ability of PSCW to regulate CWPCo's retail operations; (iv) is not likely to have any adverse impact on retail electricity customers of





__________________
8   See WPL  Holdings,  Inc., Holding Co. Act Release No. 25377 (Sept. 18, 1991)
(restructuring will help financing alternatives).

CWPCo;  (v) does not  present  significant  opportunity  for  abusive  affiliate
transactions  or  cross-subsidization;   and  (vi)  is  not  likely  to  have  a
significant adverse effect on competition.

REGULATORY APPROVALS
--------------------

                  Consummation of the Acquisition is subject to approval by the holders of at least two-thirds of the outstanding Consolidated Papers common stock. Issuance of Stora Enso ADSs in the Acquisition is subject to approval by the holders of two-thirds by number and voting power of the Stora Enso Series A shares and the Stora Enso Series R shares present and voting as a single class at a meeting called for the purpose of voting on such matter. The Stora Enso and Consolidated Papers shareholders have approved the Acquisition and related matters. Stora Enso's registration statement relating to the ADSs was declared effective by the SEC on July 28, 2000, and the ADSs were approved for listing on NYSE on August 25, 2000.

                  The Acquisition was also subject to approval by FERC. An application for such approval was filed on March 23, 2000 and on June 15, 2000 FERC granted its approval. Exhibits D-1 and D-2.

                  Stora Enso and Consolidated Papers applied to PSCW for a declaratory order confirming that the Surviving Corporation will continue to be exempt from the provisions of WPUHCA, which includes the requirement that the sum of the assets of all non-utility affiliates in a holding company system of any holding company formed on or after November 28, 1985 may not exceed 25% of the assets of all public utility affiliates. See also Wis. Stat.ss.196.795(5)(p). See petition dated March 22, 2000. Exhibit D-3. PSCW granted the petition at its meeting held on July 20, 2000. Exhibit D-4.

                  The Acquisition was subject to the notification provisions of the HSR Act and to the provisions of similar antitrust or competition laws in other jurisdictions where the companies operate. The antitrust authorities granted early termination of the HSR Act waiting period on April 24, 2000.

PROCEDURE
---------

                  Consolidated Papers respectfully requests that the Commission issue its order granting and permitting the requested exemption as soon as practicable.

                  It is submitted that a recommended decision by a hearing officer is not needed for approval of the proposed transaction. The Division of Investment Management may assist in the preparation of the Commission's decision. There should be no waiting period between issuance of the Commission's Order and the date on which it is to become effective.

EXHIBITS AND FINANCIAL STATEMENTS
---------------------------------

                  A.       Exhibits.
                           --------

A-1 Articles of Incorporation of Consolidated Papers (previously filed with the Commission as Exhibit (3)(i)to Consolidated Papers' Quarterly Report on Form 10-Q for the quarter ended March 31, 1996, File No. 001-11359, and incorporated herein by reference)

A-2 By-Laws of Consolidated Papers (previously filed with the commission as Exhibit 3.B. to the Consolidated Papers' Annual Report on Form 10-K for the year ended December 31, 1999, filed on March 26, 1998, file No. 001-11359, and incorporated herein by reference)

B-1 Agreement and Plan of Merger (previously filed with the Commission as Exhibit 2.1 to the Consolidated Papers' Current Report on Form 8-K, filed on March 2, 2000, File No. 001-11359, and incorporated herein by reference)

C-1 Definitive Proxy Statement/Prospectus relating to the special meeting of shareholders of Consolidated Papers, Inc. to approve the merger with Stora Enso (previously filed with the Commission on July 28, 2000, File No. 001-11359, and incorporated herein by reference)

D-1 Application to FERC, filed on March 23, 2000 (previously filed with the Commission as Exhibit D-2 to Stora Enso's Application Under the Public Utility Holding Company Act of 1935 on Form U-1, filed on March 28, 2000, File No. 070-09651, and incorporated herein by reference)

D-2 Order Issued by the Federal Energy Regulatory Commission pursuant to the application filed on March 22, 2000

D-3 Petition to the Public Service Commission of Wisconsin, filed on March 22, 2000 (previously filed with the Commission as Exhibit D-1 to Stora Enso's application under the Public Utility Holding Company Act of 1935 on Form U-1, filed on March 28, 2000, File No. 070-09651, and incorporated herein by reference)

D-4 Order Issued by the Public Service Commission of Wisconsin pursuant to petition filed by CWPCo on March 22, 2000

E-1 Consolidated Papers organization chart (previously filed with the Commission as Exhibit E-1 to Stora Enso's Application Under the Public Utility Holding Company Act of 1935 on Form U-1/A, filed on May 9, 2000, File No. 070-09651, and incorporated herein by reference)

F-1 Consolidated Papers' Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 1999 (File No. 001-11359, filed on May 12, 2000 and incorporated herein by reference)

F-2 Consolidated Papers' Annual Report on Form 10-K for the fiscal year ended December 31, 1999 (File No. 001-11359, filed on March 24, 2000 and incorporated herein by reference)

F-3 Consolidated Papers' Annual Report on Form 10-K for the fiscal year ended December 31, 1998 (File No. 001-11359, filed on March 26, 1999, and incorporated herein by reference)

F-4 Consolidated Papers Statement by Holding Company on Form U-3A-2 for the fiscal year ended December 31, 1999 (File No. 69-53-3, filed on February 25, 2000 and incorporated herein by reference)

F-5 Consolidated Papers Statement by Holding Company on Form U-3A-2 for the fiscal year ended December 31, 1998 (File No. 69-53-3, filed on February 25, 1999 and incorporated herein by reference)

F-6 Consolidated Papers Statement by Holding Company on Form U-3A-2 for the fiscal year ended December 31, 1997 (File No. 69-53-3, filed on February 24, 1998 and incorporated herein by reference)

G-1 Stora Enso's Annual Report to the Finnish National Board of Patents and Registration for the fiscal year ended December 31, 1999 (previously filed with the Commission as Exhibit G-1 to Stora Enso's Application Under the Public Utility Holding Company Act of 1935 on Form U-1/A, filed on May 9, 2000, File No. 070-09651, and incorporated herein by reference)

G-2 Stora Enso's Annual Report to the Finnish National Board of Patents and Registration for the fiscal year ended December 31, 1998 (previously filed with the Commission as Exhibit G-3 to Stora Enso's Application Under the Public Utility Holding Company Act of 1935 on Form U-1/A, filed on May 9, 2000, File No. 070-09651, and incorporated herein by reference)

H-1               Proposed Form of Notice (as revised, filed herewith)

I-1               Stora Enso's Energy Assets (filed herewith)

J-1 Form U-57 (previously filed with the Commission on August 29, 2000, File No. 073-00167 and incorporated herein by reference)

K-1 Agreement for Purchase and Sale of Stock of Wisconsin River Power Company between Wisconsin Public Service Corporation and Consolidated Water Power Company (filed herewith)


                  B.       Financial Statements
                           --------------------

FS-1 Consolidated Papers' Consolidated Balance Sheet as of December 31, 1999 (previously filed with the Commission in Consolidated Papers' Quarterly Report on Form 10-Q for the quarter ended March 31, 2000 (Exhibit F-1 hereto), filed on May 12, 2000, File No. 001-11359, and incorporated herein by reference)

FS-2 Consolidated Papers' Consolidated Statement of Income for the 12 months ended December 31, 1999 (previously filed with the Commission in Consolidated Papers' Quarterly Report on Form 10-Q for the quarter ended March 31, 2000 (Exhibit F-1 hereto), filed on May 12, 2000, File No.
                  001-11359, and incorporated herein by reference)

FS-3 Consolidated Papers' Consolidated Balance Sheet as of December 31, 1999 (previously filed with the Commission in Consolidated Papers' Annual Report on Form 10-K for the year ended December 31, 1999 (Exhibit F-2 hereto), filed on March 24, 2000, File No. 001-11359, and incorporated herein by reference)

FS-4 Consolidated Papers' Consolidated Statement of Income for the 12 months ended December 31, 1999 (previously filed with the Commission in Consolidated Papers' Annual Report on Form 10-K for the year ended December 31, 1999 (Exhibit F-2 hereto), filed on March 24, 2000, File No. 001-11359, and incorporated herein by reference)

FS-5 Consolidated Papers' Consolidated Balance Sheet as of December 31, 1998 (previously filed with the Commission in Consolidated Papers' Annual Report on Form 10-K for the year ended December 31, 1998 (Exhibit F-3 hereto), filed March 26, 1999, File No. 001-11359, and incorporated herein by reference)

FS-6 Consolidated Papers Consolidated Statement of Income for the 12 months ended December 31, 1998 (previously filed with the Commission in Consolidated Papers' Annual Report on Form 10-K for the year ended December 31, 1998 (Exhibit F-3 hereto), filed March 26, 1999, File No. 001-11359, and incorporated herein by reference)

FS-7 Stora Enso's Consolidated Balance Sheet as of December 31, 1999, 1998 and 1997 (previously filed with the Commission as Exhibit FS-1 to Stora Enso's Application Under the Public Utility Holding Company Act of 1935 on Form U-1, filed on March 28, 2000, File No. 070-09651, and incorporated herein by reference)

FS-8 Stora Enso's Consolidated Statement of Income for the 12 months ended December 31, 1999, 1998 and 1997 (previously filed with the Commission as Exhibit FS-2 to Stora Enso's Application Under the Public Utility Holding Company Act of 1935 on Form U-1, filed on March 28, 2000, File No.
                  070-09651, and incorporated herein by reference)

                                    SIGNATURE

                  Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned companies have duly caused this Amendment to be signed on their behalf by the undersigned thereunto duly authorized.


                                            CONSOLIDATED PAPERS, INC.

                                            By:   /s/ Carl H. Wartman
                                                 -------------------------------
                                                  Name:  Carl H. Wartman
                                                  Title:   Secretary and General
                                                           Counsel


                                            STORA ENSO ACQUISITION, INC.

                                            By:   /s/ Erkki Autio
                                                 -------------------------------
                                                  Name: Erkki Autio
                                                  Title:   Vice President and
                                                           Assistant Secretary


Date:  August 30, 2000